Exhibit 21.1

List of Subsidiaries of Next.e.GO N.V.

Entity	Country
Next.e.GO Mobile SE	Germany
e.GO Digital GmbH*	Germany
Next.e.GO Sales & Services GmbH* (formerly e.GO Academy GmbH)	Germany
Next.e.GO Bulgaria AD*	Bulgaria
e.GO – The Urban Movement GmbH*	Germany
NEXT.E.GO MOBILE DOOEL Tetovo*	North Macedonia
Athena Consumer Acquisition Corp.	United States of America

*  Each a subsidiary of Next.e.GO Mobile SE.